LI BANG INTERNATIONAL CORPORATION INC.

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

August 18, 2022

Via Edgar Correspondence

Melissa Kindelan

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Li Bang International Corporation Inc.
Amendment No.3 to Registration Statement on Form F-1 Filed July 29, 2022
File No. 333-262367

Dear Ms. Kindelan:

This letter is in response to the letter dated August 10, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) addressed to Li Bang International Corporation Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 4 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No.3 to Registration Statement on Form F-1

Prospectus Summary

Prospectus Conventions, page 1

1)	We note that you exclude Hong Kong and Macau from your definition of PRC or China. Please revise to remove these exclusions from this definition.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the definition of PRC or China to remove the exclusions from this definition on page 1 in the Amendment No. 4 to the Registration Statement.

Dilution, page 49

2)	Please revise your net tangible book value and adjusted net tangible book value amounts and related disclosures to exclude intangible assets and the deferred offering costs. As part of your response, please provide us with your calculations.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the last sentence of the first paragraph in the “Dilution” section in the F-1/A to state that “net tangible book value per ordinary share as of December 31, 2021, represents the amount of total assets less net intangible assets and deferred offering costs, divided by the number of ordinary shares outstanding.” We also respectfully provide the Staff with the adjustment and calculation process of the tangible book value as the following:

As of December 31, 2021, the total equity of the Company was $5,533,887. After deducting non-controlling interest $61,610, the total equity was $5,595,497. The net asset book value was $4,721,990 after deducting the intangible assets with amount of $645,540 and deferred offering cost with amount of $227,967.

The Company is expected to issue 5,000,000 new shares at $5 per share and gross proceeds of $25,000,000. After deducting the offering cost of $2,784,989 (including the offering cost of $227,967 paid and the offering cost of $2,557,022 expected to be paid), net proceeds were $22,442,978. And adjusted net asset book value was $27,164,968.

As of December 31, 2021
Actual
(Unaudited)
Shareholder’s Equity:
Ordinary shares, US$0.0001 par value per share	$1,700
Subscription receivable	(1,699)
Additional paid-in capital	2,236,677
Statutory reserve	481,677
Retained earnings	2,511,566
Accumulated other comprehensive income	365,576
Total shareholders’ equity	5,595,497
Non-controlling interest	(61,610)
Total equity	5,533,887

Total capitalization	$5,595,497

Less
Intangible assets, net	645,540
Deferred offering cost	227,967
Actual net tangible book value	$4,721,990

Gross proceeds
(Public offering of shares 5,000,000 * Public offering price per share $5)	25,000,000

Offering cost
Underwriting discounts and commissions (7% of gross proceeds)	1,750,000
Underwriting non-accountable expenses (1% of gross proceeds)	250,000
Miscellaneous underwriting expenses (estimated)	200,000
Other offering expenses（584,989-227,967)	357,022
Total	2,557,022

Net proceeds	$22,442,978

Pro forma as adjusted net tangible book value after the offering	$27,164,968

General

3)	Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed a Request for Waiver and Representation under Item 8.A.4 of Form 20-F as Exhibit 99.8 to the Amendment No. 4 to the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Li Bang International Corporation Inc.

/s/ Huang Feng
Name:	Huang Feng
Title:	Chief Executive Officer

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